February 11, 2010
VIA EDGAR AND ELECTRONIC MAIL
Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:	Wells Fargo & Company Form 8-K filed January 20, 2010 File No. 001-02979
Dear Mr. Vaughn:
In response to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 1, 2010, to Wells Fargo & Company (“Wells Fargo” or the “Company”), we submit the following information. The Staff’s comments, indicated in bold, are followed by Wells Fargo’s response.
Form 8-K filed January 20, 2010
1.	We note your disclosure on page 11 of your earnings release filed as part of Exhibit 99.1 that a primary driver of the increased allowance during the fourth quarter of 2009 was $100 million associated with additional life-of-loan losses for several commercial purchased credit-impaired loans. Please clarify what is meant by additional “life-of-loan losses”. For example, are you basing your best estimate of cash flow on events and circumstances that have been incurred to date, or estimating cash flows based on other events that may occur in the future. To the extent the latter is true, please clarify how your policy complies with the guidance in paragraph 8 of SOP 03-3 (ASC 310-30).
Wells Fargo response:
As required by the guidance in ASC 310-30, we periodically evaluate our estimates of cash flows expected to be collected on our purchased credit-impaired (PCI) loans. During the fourth quarter of 2009, we estimated a decrease in cash flows expected to be collected on several commercial PCI loans, primarily commercial real estate loans. As a result, we recorded an allowance in

Kevin W. Vaughn
February 11, 2010

accordance with paragraph 35-10 of ASC 310-30 (formerly paragraph 8 of SOP 03-3). Cash flows expected to be collected are estimated over the life of PCI loans, which contrasts with the allowance methodology for non-PCI loans under ASC 450, Contingencies (formerly SFAS No. 5), which uses an incurred loss model. Estimates of cash flows expected to be collected consider both current information and future events, such as changes to economic factors and conditions including tenant occupancy, lease rates, capitalization rates, deterioration of loan guarantors, and updated appraisals, which provide the basis for the value at the time of foreclosure and/or sale of the property. We refer to a reduction in our estimate of cash flows expected to be collected, as “additional life-of-loan losses.”
2.	We note your disclosure on page 12 of your Quarterly Supplement furnished as Exhibit 99.2 that your loss rate of 2.71% was one of the “lowest in the industry” due to the legacy Wells Fargo credit discipline, reduced risk in the Wachovia portfolio and a smaller percentage of higher loss content portfolios. However, it would appear that a large factor is due to the fact that the purchased credit-impaired loans are not charged-off and instead are accounted for through the non-accretable difference established in purchase accounting, as you note on other pages in your Quarterly Supplement. Please respond to the following:
a.	Tell us whether in calculating your loss rate of 2.71% you exclude the purchased credit-impaired loans from your calculation of average loans to compensate for the fact that these loans are not charged off consistently with other loans due to the accounting applied in purchase accounting.

b.	Please consider expanding your explanation for the lower charge-off rate as compared to the industry to explain that there is “reduced risk in the Wachovia portfolio” due to the purchased credit-impaired accounting performed for the worst performing Wachovia loans where losses are not charged-off consistent with the normal loan portfolio and refer them to other pages where this is discussed in more detail.
Wells Fargo response:
The loss rate of 2.71% for fourth quarter 2009 was calculated and presented in accordance with Guide III; that is, the ratio of net charge-offs during the period to average loans outstanding during the period. Accordingly, purchased credit-impaired (PCI) loans are included insofar as loans outstanding are included in the computation.
As the Staff observed, we have included disclosures throughout the Quarterly Supplement and our filings that discuss the impact of the accounting for PCI loans on various credit-related metrics. To the extent we include industry comparisons in future filings, and the impact of accounting for PCI loans is material to those comparisons, we will include an explanation that there is reduced risk in the Wachovia portfolio due to the accounting for PCI loans.

Kevin W. Vaughn
February 11, 2010

3.	We note your disclosure on page 36 of your earnings release filed as part of Exhibit 99.1 that your allowance for loan losses as a percentage of nonaccrual loans has declined substantially from 309% as of December 31, 2008 to 100% as of December 31, 2009. We also note your disclosure on page 10 of your release where you discuss how the loss exposure expected in nonperforming assets is significantly mitigated due to three factors. Tell us and expand your disclosures in future filings to discuss the decline in this credit ratio, as well as unfavorable changes in other ratios such as the net charge-off rate over the year, and how you considered this information in determining the appropriate level of your allowance as of December 31, 2009.
Wells Fargo response:
We employ a disciplined process and methodology to establish our Allowance for Loan Losses (“Allowance”) each quarter. This process takes into consideration many factors, including historical and forecasted loss trends, loan-level credit quality ratings and loan-grade specific loss factors. The process involves difficult, subjective, and complex judgments. In addition, we review several credit ratio trends, such as the ratio of the Allowance to nonaccrual loans and the ratio of the Allowance to net charge-offs. These trends are not solely determinative of the adequacy of the Allowance as we use several analytical tools in determining the adequacy of the Allowance.
During 2009, certain credit ratios experienced negative trends. As we approach what we believe to be the peak of this credit cycle, the reduced coverage of our Allowance as a percentage of our nonaccrual loans, compared with the end of 2008, was both normal and expected. The decline in this ratio also reflected the impact of purchase accounting, which virtually eliminated nonaccrual loans acquired from Wachovia at December 31, 2008, causing the trend in this ratio to be less meaningful or useful.
As the Staff has noted, the allowance for loan losses as a percentage of nonaccrual loans decreased from 309% at December 31, 2008, to 100% at December 31, 2009. In addition to the impact of purchase accounting referred to above, the decrease in coverage reflected some deterioration in the underlying loan portfolio. In our earnings release we comment that the loss exposure expected in nonperforming assets was mitigated by three factors. We included this information to indicate that we do not expect that the full amount of nonperforming loans will result in loss that we would need to reserve for in our Allowance.
Likewise, purchase accounting impacted the ratio of the Allowance to net loan charge-offs which was 268% for 2008, compared with 135% for 2009. The 2008 ratio primarily reflected the addition of $8.7 billion to the Allowance from Wachovia, while 2008 net charge-offs did not include amounts from Wachovia because the acquisition closed at year end.
While the decline in these coverage ratios was expected, it also aligns with our expectation that we are approaching the peak in credit losses in each of our consumer and commercial portfolios. The Allowance reflects management’s estimate of credit losses inherent in the loan portfolio based on loss emergence periods of the respective loans, underlying economic and market

Kevin W. Vaughn
February 11, 2010

conditions, cash flow estimates of impaired loans, among other factors. We believe our nonaccrual loans have been appropriately considered in our analysis, given estimated remaining loss content in such loans, and that overall our loan portfolio is adequately reserved.
In future filings, including our 2009 Annual Report on Form 10-K, we anticipate including the following disclosures in Management’s Discussion and Analysis:
We employ a disciplined process and methodology to establish our Allowance for Loan Losses (“Allowance”) each quarter. This process takes into consideration many factors, including historical and forecasted loss trends, loan-level credit quality ratings and loan grade specific loss factors. The process involves difficult, subjective, and complex judgments. In addition, we review several credit ratio trends, such as the ratio of the Allowance to nonaccrual loans and the ratio of the Allowance to net charge-offs. These trends are not solely determinative of the adequacy of the Allowance as we use several analytical tools in determining the adequacy of the Allowance.

4.	We note your disclosure on page five of your release filed as part of Exhibit 99.1 that you established a $316 million increase in repurchase reserves, up from $146 million established during the third quarter of 2009. Tell us and disclose in future filings how you establish repurchase reserves for various representations and warranties that you have made to various parties, including the GSE’s, monoline insurers and any private loan purchasers. Please ensure your response addresses the following areas:
a.	Discuss the specific methodology to estimate the reserve related to various representations and warranties, including a discussion of any differences in your methodologies.

b.	Discuss the total level of reserves established related to these repurchase requests and how and where they are classified in the financial statements.

c.	Discuss the level and type of repurchase requests you are receiving, and any trends that have been identified, including your success rates in avoiding settling the claim.

d.	Discuss your methods of settling the claims under the agreements. Specifically, tell us whether you repurchase the loans outright from the counterparty or just make a settlement payment to them. If the former, discuss any effects or trends on your nonperforming loan statistics. If the latter, discuss any trends in terms of the average settlement amount by loan type.

e.	Discuss the typical length of time of your repurchase obligation and any trends you are seeing by loan vintage.

Kevin W. Vaughn
February 11, 2010

Wells Fargo response to comments 4a — 4e:
See below our expected disclosure for inclusion in our 2009 Annual Report on Form 10-K.
f.	Discuss whether these reserves relate to any significant balance of Wachovia legacy loans, and if so, whether there are any other accounting implications (i.e. original SOP 03-3 loans).
Wells Fargo response:
Approximately 20% of reserves relate to loans originated by Wachovia prior to our acquisition of Wachovia. There are no other accounting implications (i.e., original SOP 03-3 loans) associated with such repurchase reserves.
*********************
In future filings, including our 2009 Annual Report on Form 10-K, we expect to include the following disclosures in Management’s Discussion and Analysis:
We sell mortgage loans to various parties, including GSEs, under contractual provisions that include various representations and warranties which typically cover ownership of the loan, compliance with loan criteria set forth in the applicable agreement, validity of the lien securing the loan, absence of delinquent taxes or liens against the property securing the loan, and similar matters. We may be required to repurchase the mortgage loans with identified defects, indemnify the investor or insurer, or reimburse the investor for credit loss incurred on the loan (collectively “repurchase”) in the event of a material breach of such contractual representations or warranties. On occasion, we may negotiate global settlements in order to resolve a pipeline of demands in lieu of repurchasing the loans. We manage the risk associated with potential repurchases or other forms of settlement through our underwriting and quality assurance practices and by servicing mortgage loans to meet investor and secondary market standards.
We establish mortgage repurchase reserves related to various representations and warranties that reflect management’s estimate of losses based on a combination of factors. Such factors incorporate estimated levels of defects based on internal quality assurance sampling, default expectations, historical investor repurchase demand and appeals success rates (where the investor rescinds the demand based on a cure of the defect or acknowledges that the loan satisfies the investor’s applicable representations and warranties), reimbursement by correspondent and other third party originators, and projected loss severity. We establish a reserve at the time loans are sold and continually update our reserve estimate during their life. The majority of repurchase demands occurs in the first 24 to 36 months following origination of the mortgage loan and can vary by investor. Currently, repurchase demands primarily relate to 2006 through 2008 vintages.

Kevin W. Vaughn
February 11, 2010

During 2009 we experienced elevated levels of repurchase activity measured by number of loans, investor repurchase demands and our level of repurchases. These trends accelerated in the fourth quarter. We repurchased or otherwise settled mortgage loans with balances of $1.3 billion in 2009, compared with $426 million in 2008. We incurred losses on repurchase activity of $514 million in 2009, compared with $251 million in 2008. Our reserve for repurchases, included in “Accrued expenses and other liabilities” in our consolidated financial statements, was $1.033 billion at December 31, 2009, and $589 million at December 31, 2008. To the extent that repurchased loans are nonperforming, the loans are classified as nonaccrual. Nonperforming loans included $275 million of repurchased loans at December 31, 2009, and $193 million at December 31, 2008.
Approximately three-fourths of our repurchases were government agency conforming loans from Freddie Mac and Fannie Mae. The increase in repurchase and settlement activity during 2009 primarily related to weaker economic conditions as investors, predominantly GSEs, made increased demands associated with higher levels of defaulted loans. Our appeals success rate improved from 2008 to 2009 reflecting our enhanced and more timely loss mitigation efforts. However, the annual loss increased year over year due to higher volumes. The appeals success rate is one indicator of our future repurchase losses and may also be affected by factors such as the quality of repurchase demands, the mix of reasons for the demands, and investor repurchase demand strategies.
To the extent that economic conditions and the housing market do not recover or future investor repurchase demand and appeals success rates differ from past experience, we could continue to have increased demands and increased loss severity on repurchases, causing future additions to the repurchase reserve. However, some of the underwriting standards that were permitted by the GSEs for conforming loans in the 2006 through 2008 vintages, which significantly contributed to recent levels of repurchase demands, were tightened starting in mid to late 2008. Accordingly, we do not expect a similar level of repurchase requests from the 2009 and prospective vintages, absent deterioration in economic conditions.
5.	We note your disclosure on page three of your earnings release filed as part of Exhibit 99.1 about the number and types of modifications you have performed during the past year. Please tell us and discuss in future filings how modifications impact the timing of recording the allowance for loan losses. For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology. In this regard, we note your disclosure on page 11 that the $500 million reserve build during the quarter was partially attributed to your loan modification programs for residential real estate portfolios. Additionally, discuss how the high level of re-defaults of the loan modifications performed thus far is factored into your allowance for loan losses.

Kevin W. Vaughn
February 11, 2010

Wells Fargo response:
In determining the appropriate allowance attributable to our residential real estate portfolios, the loss rates used in our analysis include the impacts of our established loan modification programs. When modifications occur or are probable to occur, our allowance considers the impact of these modifications, taking into consideration the associated credit cost, including re-defaults of modified loans and projected loss severity. The loss content associated with existing and probable loan modifications has been considered in our allowance reserving methodology.
Our allowance for loan losses incorporates the level of re-defaults inherent in our modified loan portfolio. Re-default rates are tracked and analyzed by business line, lien position and type of loan product. Re-default rates are assessed under a common framework and consider such factors as the borrower’s FICO score, the loan’s loan-to-value ratio, delinquency status at the time of modification, the type and term of the modification and the percentage reduction in payment, interest rate and loan balance. Our analysis of re-defaults is updated quarterly as additional data is obtained.
With respect to Wells Fargo’s 2009 Annual Report on Form 10-K and in future filings, we expect to include the following disclosures in Note 6 — Loans and Allowance for Credit Losses:
In determining the appropriate allowance attributable to our residential real estate portfolios, the loss rates used in our analysis include the impacts of our established loan modification programs. When modifications occur or are probable to occur, our allowance considers the impact of these modifications, taking into consideration the associated credit cost, including re-defaults of modified loans and projected loss severity. The loss content associated with existing and probable loan modifications has been considered in our allowance reserving methodology.

Kevin W. Vaughn
February 11, 2010

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Questions concerning the information set forth in this letter may be directed to me at (415) 222-3119.
Very truly yours,

/s/ RICHARD D. LEVY Richard D. Levy
Executive Vice President and Controller
(Principal Accounting Officer)

cc:	Mike Volley John G. Stumpf Howard I. Atkins